CarCarePro, Inc.
Bylaws

ARTICLE I - CORPORATE OFFICES

Section 1.   Registered Office.

The registered office shall be fixed in the corporation's Certificate of Incorporation, as the same may be amended from time to time.

Section 2.   Other Offices.

The corporation may also have offices at such other places both within and without the State of Georgia as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II - MEETINGS OF STOCKHOLDER(S)

Section 1.   Place of Meetings.

Meetings of the Stockholder(s) shall be held at the principal office of the corporation in the City of Marietta, State of Georgia, or at such other, if any, place either within or without the State of Georgia as shall be designated by the Board of Directors in the notice of the meeting.

Section 2.   Annual Meeting.

Annual meetings of Stockholder(s) shall be held on such date and such hour as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting. At such meeting, the Stockholder(s) shall elect a Board of Directors and transact such other business as may properly be brought before the meeting.

Section 3.   Notice of Stockholder(s) Meeting.

Whenever Stockholder(s) are required or permitted to take any action at a meeting, a notice of the meeting shall be given that shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which Stockholder(s) and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the Stockholder(s) entitled to vote at the meeting (if such date is different from the record date for determining Stockholder(s) entitled to notice of the meeting), and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the written notice of any meeting of Stockholder(s) shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each Stockholder(s) entitled to vote at such meeting as of the record date for determining the Stockholder(s) entitled to notice of the meeting.

Section 4. List of Stockholder(s) Entitled to Vote.

The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten (10) days before every meeting of Stockholder(s), a complete list of the Stockholder(s) entitled to vote at the meeting (provided, however, if the record date for determining Stockholder(s) entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the Stockholder(s) entitled to vote as of the tenth day before the meeting date), and showing the address of each Stockholder(s) and the number of Class A Common Stock registered in the name of each Stockholder(s). Such list shall be open to the examination of any Stockholder(s), for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting during ordinary business hours at the principal place of business of the corporation. If the meeting is to be held at a place, then a list of Stockholder(s) entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any Stockholder(s) who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any Stockholder(s) during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of meeting. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the Stockholder(s) entitled to examine the list of Stockholder(s) required by this Article II, Section 4 or to vote in person or by proxy at any meeting of Stockholder(s).

Section 5. Special Meetings.

Special meetings of the Stockholder(s), for any purpose, or purposes, unless otherwise prescribed by statute or by the Certificate of Incorporation, may be called by the President and shall be called by the President or the Secretary at the request in writing of a majority of the Board of Directors, or at the request in writing of Stockholder(s) owning a majority in amount of the entire capital stock of the corporation issued and outstanding, and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. Business transacted at any special meeting of Stockholder(s) shall be limited to the purposes stated in the notice.

Section 6. Voting.

When a quorum is present at any meeting, in all matters other than the election of directors, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes, or the Certificate of Incorporation, or these Bylaws, a different vote is required in which case such express provision shall govern and control the decision of such question. Directors shall be elected by a plurality of the votes of the Class A Common Stock present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Section 7. Quorum; Adjourned Meetings; and Notice Thereof.

A majority of the stock issued and outstanding and entitled to vote at any meeting of Stockholder(s), the holders of which are present in person or represented by proxy, shall constitute

a quorum for the transaction of business except as otherwise provided by law, by the Certificate of Incorporation, or by these Bylaws. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum and the votes present may continue to transact business until adjournment. If, however, such quorum shall not be present or represented at any meeting of the Stockholder(s), a majority of the voting stock represented in person or by proxy may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Stockholder(s) of record entitled to vote thereat.

Section 8. Proxies.

Each Stockholder(s) entitled to vote at a meeting of Stockholder(s) may authorize another person or persons to act for such Stockholder(s) by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. When a quorum is present at any meeting, the vote of the holders of a majority of the voting power of the stock present in person or represented by proxy shall decide any issue brought before such meeting, unless the issue is (a) one upon which by express provision of the Certificate of Incorporation, these Bylaws, the rules or regulations of any stock exchange applicable to the corporation, or applicable law or pursuant to any regulation applicable to the corporation or its securities, a different vote is required in which case such express provision shall govern and control the decision of the issue or (b) relates to the election of directors, in which case the provisions of Article III, Section 2 shall apply.

Section 9. Action by Written Consent.

(a) *Notice.* Unless otherwise provided by the Certificate of Incorporation, any action required to be taken at any annual or special meeting of Stockholder(s) of the corporation, or any action which may be taken at any annual or special meeting of the Stockholder(s), may be taken without a meeting and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Common Stock entitled to vote thereon were present and voted and shall be delivered to the corporation by delivery to its registered office in the State of Georgia, its principal place of business, or an officer or agent of the corporation having custody of the book in which minutes of proceedings of Stockholder(s) are recorded. Delivery made to the corporation's registered office shall be by hand or certified or registered mail, return receipt requested. Every written consent shall bear the date of signature of each Stockholder(s) who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty days of the earliest dated consent delivered in the manner required herein to the corporation, written consents signed by a sufficient number of holders to take action are delivered to the corporation by delivery to its registered office in Georgia, its principal place of business or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of Stockholder(s) are

recorded. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those Stockholder(s) who have not consented in writing.

(b)   *Record Date.* Unless otherwise restricted by the Certificate of Incorporation, in order that the corporation may determine the Stockholder(s) entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any Stockholder(s) seeking to have the Stockholder(s) authorize or take corporate action by written consent shall, by written notice to the Secretary, request that the Board of Directors fix a record date for such purpose. The Board of Directors shall promptly, but within ten (10) days after the date on which such written notice is received, adopt a resolution fixing the record date (unless a record date has previously been fixed by the Board of Directors pursuant to the first sentence of this Article II, Section 10(b)). If no record date has been fixed by the Board of Directors or otherwise within ten (10) days after the date on which such written notice is received, the record date for determining Stockholder(s) entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date after the expiration of such ten (10) day time period on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in the State of Georgia, its principal place of business, or an officer or agent of the corporation having custody of the book in which minutes of proceedings of Stockholder(s) are recorded. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by applicable law, the record date for determining Stockholder(s) entitled to consent to corporate action in writing without a meeting shall be at noon (EST) on the date on which the Board of Directors adopts the resolution taking such prior action.

(c)   *Effective Date.* Every written consent shall bear the date of signature of each Stockholder(s) who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days after the earliest dated written consent delivered in the manner prescribed herein to the corporation, written consents signed by a sufficient number of holders to take such action are delivered to the corporation in the manner prescribed herein and applicable law, and not revoked.

Section 10.   Conduct of Meetings.

(a)   Meetings of Stockholder(s) shall be presided over by the Chairman of the Board of Directors, if any, or in his or her absence, the Chief Executive Officer, or the relevant person's designee. In the event that both of the positions of Chairman of the Board of Directors and Chief Executive Officer are vacant, the President shall preside over the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the Chairman of the meeting may appoint any person to act as secretary of the meeting.

(b)   The date and time of the opening and the closing of the voting period for each matter upon which the Stockholder(s) will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of Stockholder(s) as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the person presiding over any meeting of Stockholder(s) shall have the right and authority to convene and (for any or no reason) to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the presiding person of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present; (c) limitations on attendance at or participation in the meeting to Stockholder(s) entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the presiding person of the meeting shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (e) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of Stockholder(s), in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board of Directors or the person presiding over the meeting, meetings of Stockholder(s) shall not be required to be held in accordance with the rules of parliamentary procedure.

ARTICLE III - DIRECTORS

Section 1.   Number of Directors.

The authorized number of directors of the corporation shall be not less than one but no greater than five. The number of directors may be changed from time to time by a Bylaw duly adopted by the affirmative vote of a majority in voting power of the outstanding Common Stock entitled to vote.   The initial number of directors shall be three. Directors need not be Stockholder(s). The initial directors are Todd Cripe, Craig Tieman, and Steve Dierckes. The board members will elect their Chairman at their first meeting.

Section 2.   Election of Directors, Term.

The directors shall be elected at each annual meeting of Stockholder(s), but if any such annual meeting is not held, or the directors are not elected at an annual meeting, the directors may be elected at any subsequent special meeting of the Stockholder(s) held for that purpose. A director's full term shall be two (2) years unless a director voluntarily or involuntarily no longer serves in this position. All directors shall hold office until the expiration of the term for which elected and qualified except in the case of death, resignation, or removal. If there are no directors, then the corporation shall elect directors pursuant to the manner set forth by statute.

Section 3.   INTENTIONALLY LEFT BLANK.

Section 4. Resignation of Directors.

Any director may resign effective upon giving notice in writing or by electronic transmission to the Chairman of the Board, the Chief Executive Officer, or the President unless the notice specifies a later time for the effectiveness of such resignation. If the resignation is effective at a future time, a successor may be elected prior to the resignation becoming effective.

Section 5. Removal of Directors.

The entire Board of Directors or any individual director may be removed from office, with or without cause, prior to the expiration of his or her term of office by the holders of a majority in voting power of all issued and outstanding stock entitled to vote at an election of directors.

Section 6. Vacancies.

Any newly created directorship or any vacancy occurring in the Board of Directors shall be filled by a majority of the directors then in office, whether or not less than a quorum. Each director so elected shall hold office until the expiration of the unfinished term until his or her successor is elected and qualified at an annual or a special meeting of the Stockholder(s), or until his or her death, resignation or removal.

Section 7. Powers.

The business of the corporation shall be managed by or under the direction of its Board of Directors which may exercise all such powers of the corporation and do all such lawful acts directed or required to be exercised or done by the Stockholder(s).

Section 8. Place of Meetings.

The Board of Directors of the corporation may hold meetings, both regular and special, either within or without the State of Georgia.

Section 9. Notice.

Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors.

Section 10. Special Meetings.

Special meetings of the Board may be called by the Chairman of the Board of Directors, the Chief Executive Officer, or the President on two (2) days' notice to each director, either personally or by email, mail or by phone, facsimile or other electronic transmission; special meetings shall be called by the Chief Executive Officer, President, or Secretary in like manner and on like notice on the request of the Chairman of the Board of Directors or two (2) directors.**Section 11. Quorum.**

At all meetings of the Board of Directors a majority of the authorized number of directors shall constitute a quorum for the transaction of business. The act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by law or by the Certificate of Incorporation or these Bylaws. If a quorum shall not be present at any meeting of the Board of Directors, the directors present may adjourn the meeting until a quorum shall be present.

Section 12.   Written Consent.

Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto with such consent placed in the corporation's records.

Section 13.   Meeting by Telephone or Video Conference.

Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate and be considered present in a meeting of the Board of Directors, or committee, by means of any conferencing system by means of which all persons participating in the meeting can hear each other and speak to each other.

Section 14.   Board Committees.

(a)   *Committees.*   The Board of Directors may designate committees, each consisting of one or more directors, to perform such general or special duties as be delegated to any such committee by the Board of Directors, subject to the limitations imposed by law, the Certificate of Incorporation or by these Bylaws. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of any committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. (b)   *Conduct of Committee Meetings.* Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may make, alter and repeal rules for the conduct of its business. Each committee shall conduct its business in the same manner as the Board of Directors conducts its business be governed by these Bylaws.

Section 15.   Compensation of Directors.

Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board of Directors shall have the authority to fix the compensation of directors. The directors shall be paid their expenses, if any, of attendance of each meeting of the Board of Directors. No such payment shall preclude any director from serving the corporation in any other capacity.

ARTICLE IV - NOTICES

Section 1.   Notice to Directors and Stockholder(s).

Whenever, under any provision of applicable law, the Certificate of Incorporation or these Bylaws, notice is required to be given to any director or Stockholder(s), it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such director or Stockholder(s), at his or her address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given by email, facsimile or by other forms of electronic transmission. Notice to Stockholder(s) may also be given by electronic transmission in compliance with applicable law.

Section 2.   Waiver of Notice.

Whenever any notice is required to be given under any provision of Delaware law, the Certificate of Incorporation or these Bylaws, a waiver thereof in writing, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting to the transaction of business because the meeting is not lawfully called or convened.

ARTICLE V - OFFICERS

Section 1.   Officers.

The officers of the corporation shall be a Chief Executive Officer, a President and a Secretary. The corporation may also have, at the discretion of the Board of Directors, a Chairman of the Board of Directors, a Vice Chairman of the Board of Directors, a Chief Financial Officer, a Treasurer, a Chief Revenue Officer, a Chief Technical Officer, one or more Vice Presidents, one or more Assistant Treasurers, one or more Assistant Secretaries, and any other officers appointed in accordance with the provisions of these Bylaws. Any number of offices may be held by the same person.

Section 2.   Appointment of Officers.

The Board of Directors shall appoint the officers of the corporation, including such officers as may be appointed in accordance with the provisions of Article V, Section 3 of these Bylaws, subject to the rights, if any, of an officer under any contract of employment. The following officers are named herein:

President:	Todd Cripe
Secretary:	Craig Tieman

Section 3.   Subordinate Officers.

The Board of Directors or Chief Executive Officer may appoint subordinate officers and agents as deemed necessary. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these Bylaws or as the Board of Directors, Chief Executive Officer or President may from time to time determine.

Section 4.   Removal and Resignation of Officers.

(a)   *Removal*. Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the Board of Directors at any regular or special meeting of the Board of Directors or, except in the case of an officer chosen by the Board of Directors, by any officer upon whom such power of removal may be conferred by the Board of Directors.

(b)   *Resignation*. Any officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the corporation's rights, if any, under any contract to which the officer is a party.

Section 5.   Vacancies in Office.

Any vacancy occurring in any office of the corporation shall be filled by the Board of Directors or as provided herein.

Section 6.   Representation of Common Stock of Other Corporations.

The Chairman of the Board of Directors, the Chief Executive Officer, or the President of the corporation or any other person authorized by the Board of Directors, the Chief Executive Officer, or the President, is authorized to vote, represent and exercise on behalf of this corporation all rights incident to any and all Common Stock of any other corporation or corporations standing in the name of this corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by a duly executed proxy or power of attorney.

Section 7.   Authority and Duties of Officers.

All officers of the corporation shall respectively have such authority and perform such duties in the management of the business of the corporation as may be designated from time to time by the Board of Directors or the Stockholder(s) and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board of Directors.

ARTICLE VI - CERTIFICATES OF STOCK

Section 1.   Classes of Stock.

The Corporation shall have the ability to offer any or all of the following classes of Stock:
1. Class A. Common stock with voting rights of one vote per share.
2. Class B. Preferred stock with no voting rights.
3. Class C. Common stock with no voting rights.

Section 2.   Certificates.

All classes of the Stock of the corporation may be represented by certificates. The Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of stock shall be uncertificated Stock. Any such resolution shall not apply to any class of Stock represented by a certificate until such certificate is surrendered to the corporation. Every holder of stock represented by certificates shall be entitled to have a certificate signed by or in the name of the corporation by the Chairman or Vice Chairman of the Board of Directors, if any, the Chief Executive Officer, or the President of the corporation certifying the number of Stock shares owned by such holder in the corporation.

If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualification, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided in the Delaware Business Corporation Law, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, a statement that the corporation will furnish without charge to each Stockholder(s) who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 3.   Signatures on Certificates.

Any or all of the signatures on the certificate may be facsimile or other electronic means. In case any person who has signed or whose electronic signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

Section 4.   Lost Certificates.

The Board of Directors may direct a new certificate or certificates of stock or uncertificated Stock to be issued in place of any certificate or alleged to have been lost, stolen or destroyed upon the receipt of reasonably adequate proof thereof.

Section 5.   Transfer of Stock.

Transfer of any class of Stock of the corporation shall be made only on the transfer books of the corporation upon authorization by the registered holder thereof or by such holder's attorney thereunto authorized by a power of attorney duly executed and filed with the Secretary or a transfer agent of such stock, and if such Stock are represented by a certificate, upon surrender of the certificate or certificates for such Stock properly endorsed or accompanied by a duly executed stock transfer power and payment of any taxes thereon; provided however, that the corporation shall be entitled to recognize any lawful restriction on transfer.

Section 6.   Record Date.

(a)   In order that the corporation may determine the Stockholder(s) entitled to notice of any meeting of Stockholder(s) or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the Stockholder(s) entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining Stockholder(s) entitled to notice of or to vote at a meeting of Stockholder(s) shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of Stockholder(s) of record entitled to notice of or to vote at a meeting of Stockholder(s) shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of Stockholder(s) entitled to vote at the reconvened meeting, and in such case shall also fix as the record date for Stockholder(s) entitled to notice of such reconvened meeting the same or an earlier date as that fixed for determination of Stockholder(s) entitled to vote in accordance herewith at the reconvened meeting.

(b)   In order that the corporation may determine the Stockholder(s) entitled to receive payment of any dividend or other distribution or entitled to receive or exercise any rights in respect to any lawful action (other than action by consent in writing without a meeting), the Board of Directors may fix a record date, which shall not be more than sixty (60) days prior to such other action. If no such record date is fixed, the record date for determining Stockholder(s) for any such purpose (other than action by consent in writing without a meeting) shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 7.   Registered Stockholder(s).

The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of Stock and shall not be bound to recognize any claim to or interest in such Stock on the part of any other person except as otherwise provided by Delaware law.

Section 8.   Rights of Refusal.

No Stockholder(s) shall sell, assign, pledge, or in any manner transfer any of the classes of stock of the corporation (the " Stock"), or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth below:

If the Stockholder(s) desires to sell or otherwise transfer any of his Stock in a bona fide offer, ("Offer") then the Stockholder(s) shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares of Stock to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(a)   The corporation shall promptly send the other Stockholder(s) of a copy of any written Offer. This "First Option Notice" shall state that such Stockholder(s) shall have the right, exercisable at any time within thirty (30) days after the date on which the corporation sends such notice, ("First Option Period") to purchase all or a portion (based upon the Stockholder(s)' *pro rata* ownership) of the subject Stock on the terms and at the price proposed in the Offer. Such Stockholder(s) must deliver a written response to the First Option Notice to the selling Stockholder(s) and the corporation stating that it intends to purchase a specific number or percentage of the subject Stock within the First Option Period.

(b)   Stockholder(s) may assign their rights related to the First Option Period to other Stockholder(s) only.

(c)   In the event that the other Stockholder(s) fail to exercise their rights to purchase all of the Stock at the terms set forth in the Offer during the First Option Period, then the Corporation shall have the right to purchase all or a portion of the remaining subject Stock if, within ten (10) days after the expiration of the First Option Period, ("Second Option Period") the Corporation delivers written notice to the selling Stockholder(s) stating that it intends to purchase all or a portion of the subject Stock on the terms set forth in the Offer, ("Second Option Exercise Notice") except that the Corporation shall have the option of delivering, in lieu of the cash portion of the purchase price stated in the Offer, a promissory note (the "Note") in the amount of the unpaid balance of the purchase price. The Note shall be payable in sixty (60) equal monthly installments together with accrued interest until fully paid. The Note shall bear interest at the prime rate of interest listed by the *Wall Street Journal* on the date the Note is executed. The Note shall provide for the right to prepay any portion or the balance of the principal thereof at any time, without penalty, and the Corporation shall have a 30-day grace period to cure any defaults thereunder.

(d)   The corporation may assign its rights related to the Second Option Period in its sole, absolute discretion.

(e)   The Corporation shall provide immediate written notice to all Stockholder(s) of all contemplated transactions after the end of the Second Option Period. ("Closing Notice") The Closing Notice shall include copies of the Tag Along and Drag Along sections of this Bylaw.

(f)   Payments made pursuant to these subsections shall be completed within thirty (30) days of the end of the relevant option Period. For the sake of clarity, payments pursuant to a Note are not governed by this thirty (30) day period.

(g)   In all situations, the transactions(s) shall be consummated no later than thirty (30) days after the expiration of the Second Option Period. ("Closing Period") If all of the transactions are not consummated within the Closing Period; all parties will return to *status quo ante* the date of the Offer.

(h)   Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the provisions of this Bylaw:

(i)   A Stockholder(s)'s transfer of any or all Stock held either during such Stockholder(s)'s lifetime or on death by will or intestacy to such Stockholder(s)'s immediate family or to any custodian or trustee for the account of such Stockholder(s) or such Stockholder(s)'s immediate family or to any limited partnership of which the Stockholder(s), members of such Stockholder(s)'s immediate family or any trust for the account of such Stockholder(s) or such Stockholder(s)'s immediate family will be the general of limited partner(s) of such partnership. "Immediate family" as used herein shall mean spouse, lineal descendant, father, mother, brother, or sister of the Stockholder(s) making such transfer.

(ii)   A Stockholder(s)'s bona fide pledge or mortgage of any Common Stock of Common Stock with a commercial lending institution, provided that any subsequent transfer of said Stock by said institution shall be conducted in the manner set forth in this Bylaw.

(iii)   A Stockholder(s)'s transfer of any or all of such Stockholder(s)'s Stock to the corporation or to any other Stockholder(s) of the corporation.

(iv)   A Stockholder(s)'s transfer of any or all of such Stockholder(s)'s Stock to a person who, at the time of such transfer, is an officer or director of the corporation.

(v)   A corporate Stockholder(s)'s transfer of any or all of its Stock pursuant to and in accordance with the terms of any merger, consolidation, reclassification of Stock or capital reorganization of the corporate Stockholder(s), or pursuant to a sale of all or substantially all of the stock or assets of a corporate Stockholder(s).

(vi)   A corporate Stockholder(s)'s transfer of any or all of its Stock to any or all of its Stockholder(s).

(i)   The provisions of this Bylaw may be waived with respect to any transfer by the corporation upon duly authorized action of its Board of Directors (excluding the votes directors owning those Stock to be transferred by the transferring Stockholder(s).

(j)   Any sale or transfer, or purported sale or transfer, of securities of the corporation shall be null and void unless the terms, conditions, and provisions of this Bylaw are strictly observed and followed.

(k)   The foregoing right of first refusal shall terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the United States Securities and Exchange Commission under the Securities Act of 1933, as amended.

(l)   If certificates representing Stock are issued, they shall bear on their face the following legend so long as the foregoing right of first refusal remains in effect:

> "THE STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RIGHTS OF FIRST REFUSAL OPTIONS IN FAVOR OF THE STOCKHOLDER(S)(S), CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

Section 9.   Tag Along Rights.

(a)   The following terms shall have the meanings indicated exclusively for purposes of Sections 8 and 9:

(i)   "Offered Stock" shall mean those Stock owned by any Stockholder(s) representing a majority voting interest in the Corporation that have been offered for sale to, or with respect to which an offer to purchase has been made by, a Proposed Transferee.

(ii)   "Proposed Transferee" shall mean a Third Party who makes an offer, or to whom an offer is made, to purchase any Offered Stock from any Stockholder(s).

(iii)   "Third Party" shall mean a person other than the Corporation.

(iv)   If after the Second Option Period expires the total amount of Stock to be sold falls under the definition of "Offered Stock", then all Stockholder(s) shall have the opportunity to sell this Stock to the Proposed Transferee within fifteen (15) days after the expiration of the Second Option Period (Tag Along Period). To declare an intent to sell his/her/ its Stock, written notices of such intent shall be provided to the Corporation or Proposed Transferee during the Tag Along Period.

(v)   In the event of any transfer pursuant to this Section, the transferee of the Stock shall agree to hold and vote such Stock subject to all the terms of these Bylaws, including this Section.

Section 10.   Drag-Along Rights.

(a)   If one or more Stockholder(s) comprising a subset of Stockholder(s) enter into a bona fide offer to sell Stock that comprises a majority voting interest ("Majority Sellers") to a third party or third parties, the other Stockholder(s) ("Dragged Parties") agree that, if requested by the Majority Sellers, they will sell their Stock to the aforementioned third party or parties at the same terms the Majority Sellers will receive pursuant to the Offer.

(b)   The Corporation will give notice (the "Drag-Along Notice") to each of the Dragged Parties of any proposed transaction giving rise to the rights in Section 9(a) within ten (10) days after the Corporation receives notice of the Offer.   The Drag-Along Notice will set forth the name and identity of the buyer or buyers, the proposed price per share of Stock, a copy of the purchase and sale documentation and any other relevant information. In connection with any such transaction, the Dragged Parties shall be obligated only to make representations and warranties (and provide related indemnification) as to their respective individual ownership of Stock. If the transaction referred to in the Drag-Along Notice is not consummated within sixty (60) days from the date of the Drag-Along Notice is sent to the Dragged Parties, then the Corporation must deliver another Drag-Along Notice to the Dragged Parties to enable the Majority Sellers to exercise their rights under this Section with respect to the contemplated transfer; otherwise all Stockholder(s) return to status quo ante the Corporation receipt of the offer.

ARTICLE VII - FORUM FOR DISPUTES

Section 1.   Forum for Disputes.

(a)   Unless the corporation consents in writing otherwise, the courts located in Cobb County, Georgia shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation, (iii) any action asserting a claim arising pursuant to the Delaware Business Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine.

(b)   If any action the subject matter of which is within the scope of Article VII, Section 1(a) above is filed in a court other than a court located within Kent County, Delaware (a "Foreign Action") in the name of any Stockholder(s), such Stockholder(s) shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within Cobb County, Georgia in connection with any action brought in any such court to enforce Article VII, Section 1(a) above (an "FSC Enforcement Action") and (ii) having service of process made upon such Stockholder(s) in any such FSC Enforcement Action by service upon such Stockholder(s)'s counsel in the Foreign Action as agent for such Stockholder(s).

(c)   Failure to enforce the foregoing provisions would cause the corporation irreparable harm and the corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions.

(d)   Any person or entity purchasing or otherwise acquiring any interest in Stock of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Article VII.

ARTICLE VIII - GENERAL PROVISIONS

Section 1.   Dividends.

(a) *Declaration of Dividends*. Dividends upon the capital stock of the corporation, subject to the provision of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in Stock of the capital stock, subject to the provisions of the Certificate of Incorporation.

(b) *Payment of Dividends.* Before payment of any dividend, there may be set aside out of funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

Section 2.   Checks.

All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Section 3.   Fiscal Year.

The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

Section 4.   Corporate Seal.

The corporate seal, if any, shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Delaware." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

Section 5.   Indemnification.

The corporation shall indemnify its officers and directors to the greatest extent permitted under Delaware law when such person is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation), by reason of the fact that he or she is or was a director or officer of the corporation against expenses (including reasonable attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he reasonably believed to be in the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 6.   Advancement of Expenses.

The corporation shall, to the fullest extent not prohibited by applicable law, pay the expenses (including attorneys' fees) incurred by a director or officer in defending any action, suit or proceeding, whether civil, criminal, administrative or investigative in advance of its final disposition. Such payment of expenses in advance of the final disposition of the action, suit or proceeding shall only be made upon director or officer agreeing in writing to repay all amounts advanced if it should be ultimately determined that such officer or director is not entitled to be indemnified.

Section 7.   Amendment.

These Bylaws may be altered, amended or repealed or new Bylaws may be adopted by the Stockholder(s) or by the Board of Directors at any regular meeting of the Stockholder(s) or of the Board of Directors or at any special meeting of the Stockholder(s) or the Board of Directors if notice of such alteration, amendment, repeal or adoption of new Bylaws be contained in the notice of such special meeting. If the power to adopt, amend or repeal Bylaws is conferred upon the Board of Directors by the Certificate of Incorporation it shall not divest or limit the power of the Stockholder(s) to adopt, amend or repeal Bylaws.

The Corporation shall have the ability to offer any or all of the following classes of Stock:
4. Class A. Common stock with voting rights of one vote per share.
5. Class B. Preferred stock with no voting rights.
6. Class C. Common stock with no voting rights.